Exhibit 99.1

SECTION 13(r) DISCLOSURE
The disclosure with respect to the fiscal year ended December 31, 2014 reproduced below was included in Travelport Worldwide Limited’s (“Travelport Worldwide”) annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Travelport Worldwide may be considered an affiliate of The Blackstone Group L.P. (“Blackstone”), and, therefore, an affiliate of Pinnacle Foods Inc. As of the date Pinnacle Foods Inc. filed its Form 10-Q for the quarter ended March 29, 2015 with the SEC, neither Blackstone nor Travelport Worldwide had filed its Form 10-Q for such period. Therefore, the disclosures reproduced below do not include information for the quarter ended March 29, 2015. Pinnacle Foods Inc. did not independently verify or participate in the preparation of any of these disclosures.

Travelport Limited included the following disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014:

Iran Sanctions Disclosure

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.
The gross revenue and net profit attributable to these activities for the year ended December 31, 2014 were approximately $660,000 and $470,000, respectively.